[Letterhead of Sullivan & Cromwell LLP]

April 6, 2011

Justin Dobbie, Esq.,

Nolan McWilliams, Esq.,

Securities and Exchange Commission,

Division of Corporation Finance,

100 F Street, N.E.,

Washington, D.C. 20549.

Re:    Chrysler Group LLC—Form 10 (File No. 000-53282)

Dear Messrs. Dobbie and McWilliams:

On behalf of our client, Chrysler Group LLC (the “Company”), we enclose herewith Amendment No. 2 (“Amendment No. 2”) to the Company’s Registration Statement on Form 10 (the “Registration Statement”). Amendment No. 2 reflects the Company’s responses to the Staff’s comment letter (the “Comment Letter”) dated March 24, 2011 concerning the Company’s Registration Statement as well as certain revised information and conforming changes resulting therefrom. We are also providing courtesy hard copies of Amendment No. 2, including a version of Amendment No. 2 marked to reflect changes from the initial filing, and this letter, to you. Capitalized terms used and not otherwise defined in this letter have the meanings ascribed to them in Amendment No. 2.

As a result of changes to the Registration Statement, some page references have changed in Amendment No. 2. The page references in the Staff’s comments refer to page numbers in the Registration Statement initially filed, while the page numbers in the Company’s responses refer to page numbers in Amendment No. 2. To facilitate the Staff’s review, we have included in this letter the captions and numbered comments in bold text and have provided the Company’s responses immediately following each numbered comment.

In response to a number of the comments, the Company has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Company believes its initial filing was deficient or inaccurate in any respect. Accordingly, any changes reflected in Amendment No. 2, or any changes implemented in

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future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

The Company has also indicated in a number of its responses that it believes no change in disclosure is appropriate, and this response letter seeks to explain the reasons for this view. The Company understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Company. Accordingly, the Company understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Company.

General

1.	Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared comments. In the event it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refiling when you have cleared all of our comments.

Response:

The Company notes the Staff’s comment and understands that the Registration Statement will automatically become effective 60 days after filing, at which time the Company will become subject to the reporting requirements of the Securities Exchange Act of 1934. The Company is hopeful that its prompt response to the Staff’s comments and with the Staff’s willingness to work with the Company over the next several weeks, we will be able to resolve all of the comments prior to effectiveness.

2.	Please revise to remove excess defined or capitalized terms such as Master Transaction Agreement and Membership Interests on page 3 and Automotive Task Force on page 5.

Response:

In response to the Staff’s comment, the Company has revised the Registration Statement to remove excess defined or capitalized terms.

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Business, page 3

Alliance with Fiat, page 6

3.	Please balance your disclosure related to your industrial alliance with Fiat to include a discussion of potential conflicts of interest. Please discuss, for example, the potential for competition with Fiat in the global automotive marketplace and the potential conflicts created by sharing a chief executive who is compensated entirely by Fiat and having joint responsibility for the Fiat brand in North America. Please also include appropriate risk factor disclosure.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on pages 9–10 of Amendment No. 2 and added a risk factor captioned “We may have potential conflicts of interest with Fiat, notwithstanding our close industrial alliance” on page 32 of Amendment No. 2. Supplementally, the Company respectfully advises the Staff that it believes that the disclosures under the caption Item 1. Business–Chrysler Group Overview–Alliance with Fiat accurately describes the material terms and scope of its industrial alliance with Fiat and the resulting benefits to it of the various collaborative initiatives now in place. There is little, if any, competitive product overlap between Chrysler Group and Fiat. We do not offer products that compete in the same vehicle segments in the same geographic markets. The Company believes that the complementary product portfolios and limited geographical overlap between the alliance partners in global automotive markets are among the principal strengths of the industrial alliance. In the future, if each alliance partner desires to offer a product in the same vehicle segment in the same market, the Company expects the parties will minimize competitive overlap through product and brand differentiation (e.g., styling, powertrain configurations, accessories, and marketing) and by targeting different customer segments and vehicle price points.

Because the companies share a common chief executive, a number of provisions in the Company’s limited liability company operating agreement (the “LLC Operating Agreement”) were developed to provide governance protections to minimize the risks to the Company from potential conflicts. These include Board approval for any related party transactions with Fiat or its affiliates in excess of a designated threshold as well as for certain enumerated major decisions, including variations from the Board-approved business plan, material capital expenditures, and the opening of major production facilities. These provisions are described on pages 147 and 156 of Amendment No. 2 in Item 7. Certain Relationships and Related Transactions, and Director Independence–Review Process and in Item 11. Description of Registrant’s Securities to be Registered–Fiat Rights. The

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Company’s five year business plan (2010 - 2014), which reflects its product development and distribution strategies over the plan period, was approved unanimously by the Company’s Board of Directors, a majority of whom are independent directors. The business plan capitalizes on the relative strengths of the Company and Fiat in the global automotive marketplace in order to provide the Company with products it lacks as well as access to stronger networks in Europe and South America in which the Company currently has limited market penetration. For example, the Company is now earning revenue by building and distributing in North America the Fiat 500, a product in a vehicle segment (mini passenger car) in which it did not previously participate. In 2011, the Company will begin selling to Fiat a minivan and a full-size passenger car for distribution in Europe under Fiat’s Lancia brand, and a utility vehicle for distribution in Europe and in Brazil under the Fiat brand.

Taking into consideration the above-mentioned governance provisions, the Company believes that sharing a chief executive officer facilitates the alliance partners’ ability to coordinate their respective product and brand development plans and utilize their respective manufacturing capacity and capital resources more efficiently. Nevertheless, because the Company’s industrial alliance with Fiat may raise questions regarding the potential for competition or conflicts, the Company has revised the disclosure on page 9 of Amendment No. 2 and the risk factor on page 48 of Amendment No. 2 as well as adding an additional risk factor on page 32 of Amendment No. 2 to more clearly bring these issues to the reader’s attention.

4.	We note the discussion of “World Class Manufacturing” principles which appear to include improving performance, safety, and efficiency while eliminating waste. Please revise to clarify why you believe these are different from ordinary principles involving manufacturing.

Response:

In response to the Staff’s comment, the Company has revised the discussion of World Class Manufacturing on pages 9 and 71 of Amendment No. 2 to more clearly distinguish World Class Manufacturing as implemented by the Company from ordinary principles of manufacturing.

5.	Please tell us, with a view towards revised disclosure, what you mean by your statement in the carryover bullet point on page 9 that your progress toward achieving goals under WCM is “externally verified.”

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Response:

In response to the Staff’s comment, the Company has revised the discussion of World Class Manufacturing on pages 9 and 71–72 of Amendment No. 2 to include an explanation of how its performance is externally verified. The Company’s progress towards achieving its goals under WCM is externally verified by certified WCM consultants, who assess the performance of the Company’s plants against 20 categories of pre-determined WCM metrics. WCM consultants have conducted nine external reviews, and 11 additional external reviews are planned for 2011.

Products, page 9

6.	You refer on page 11 to the process of rationalizing your product mix. Please provide a brief discussion of the material factors you consider in determining your overall product mix as well as the product mixes within each brand. Discuss, in particular, how these factors influenced your 2011 vehicle lineup and why you believe balancing this lineup will enhance your competitive position. Please also revise your MD&A disclosure accordingly.

Response:

In response to the Staff’s comment, the Company has revised its Products discussion on pages 10 and 73 of Amendment No. 2 to identify the factors considered in determining product mix within each brand.

Vehicle Sales, page 12

7.	Please disclose the source of the industry data included in the tables on pages 13 and 14. Please also revise the U.S. market share table on page 16 accordingly.

Response:

The industry data included in the tables on pages 13, 14 and 16 of the Registration Statement (which appear on pages 14, 15 and 17 of Amendment No. 2) are based on management’s estimates of industry sales data, which in turn are based on several outside sources, including IHS Global Insight, Ward’s Automotive and R.L. Polk Data. The Company compiles information from these third-party sources and categorizes the vehicle data into segments which more accurately reflect the Company’s vehicle classifications. The Company believes sourcing this information to a third-party source would be inaccurate, and it takes ultimate responsibility for the presentation of these estimates.

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8.	Please consider adding vertical lines to the table on page 13 to help separate the years and improve readability.

Response:

In response to the Staff’s comment, the Company has revised the tables on pages 14 and 15 to add alternating shading to illustrate the different years presented.

Fleet Sales and Deliveries, page 14

9.	You state that in recent years your fleet customers have tended to order vehicles that are smaller and more fuel-efficient. Please expand upon this point by discussing in greater detail the types of vehicles that make up your fleet sales, quantifying by brand, category or type if possible.

Response:

In response to the Staff’s comment, the Company has revised the disclosure regarding fleet sales on page 16 of Amendment No. 2 to include additional detail about the types of vehicles that comprise the Company’s fleet sales.

Competitive Position, page 15

10.	In the first sentence of the second paragraph, you state that some manufacturers have relied heavily on dealer incentives to sell cars. If you intend to include Old Carco in the “some,” please say so.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of Amendment No. 2 to clarify that U.S. automotive manufacturers generally, including Old Carco, have relied heavily on dealer incentives to sell cars.

Dealer and Customer Financing, page 17

11.	Please file the subvention agreements with Santander Consumer USA, Inc. and US Bank, N.A. as exhibits to your amended registration statement or advise why these agreements are not material.

Response:

The Company respectfully submits that the subvention agreements with Santander Consumer USA, Inc. (“Santander”) and US Bank, N.A. (“US Bank”) are not material agreements under Item 601(b)(10) of Regulation S-K. While subvention programs provide important sources of financing for retail customers, these

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specific arrangements are ordinary course. Vehicle sales financed through these two relationships do not constitute a significant portion of the Company’s annual vehicle sales, and are much smaller in volume than those financed through the Company’s strategic relationship with Ally. In addition, neither of these agreements obligates the financial services company to meet any specific targets for the amount of financing or penetration of financing made available to our customers.

The Company’s subvention agreement with Santander provides only for APR financing to subprime customers. The Company estimates that less than one percent of its total vehicles sales were financed through subvented financing with Santander during 2010. The Company’s subvention agreement with US Bank provides only for lease financing to retail customers. The Company estimates that less than one percent of its total vehicle sales were financed through subvented lease financing arrangements with US Bank.

Further, both of these subvention agreements provide for no minimum obligations by the Company and set forth very limited obligations for either party. For instance, the Santander agreement established a subvention program for 2010 model year vehicles only, with the parties having the ability to mutually agree on future programs, and the US Bank agreement provides only for the parties to mutually agree on future lease financing subvention programs. The Company respectfully submits that the filing of these agreements would not provide any meaningful incremental disclosure to the reader.

12.	Also, revise the first full paragraph on page 18 to briefly list the major triggering events that would require you to repurchase Ally-financed inventory.

Response:

The Company respectfully submits that the repurchase triggering events under the Ally agreement constitute proprietary and confidential information to the Company and to Ally, and disclosure of these triggering events would likely cause competitive harm to the Company and to Ally. As disclosed in the Registration Statement, the fair value of this repurchase obligation was less than $1 million at December 31, 2010, which considers both the likelihood that the triggering events will occur and the estimated payment that would be made net of the estimated value of inventory that would be reacquired upon the occurrence of such events. Further, in response to the Staff’s comment 60, the Company will be filing a redacted version of the Ally agreement and contemporaneously submitting a confidential treatment request for this portion of the Ally agreement on the basis that this information is confidential and proprietary, it is not material to investors

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and disclosure of the confidential information would likely cause competitive harm to the Company.

Risk Factors, page 28

13.	Please add risk factor disclosure discussing the risks related to the current and future beneficial ownership of your membership interests and board composition. In this regard, we note that the VEBA Trust currently holds 63.5% of the aggregate voting power of your membership interests and Fiat may substantially increase its ownership interest in the future. We also note that the U.S. Treasury has appointed four of your directors and Fiat has appointed three. Please discuss, in particular, the ability of these entities to influence actions taken by members or the board and how their interests may differ from those of other members.

Response:

In response to the Staff’s comment, the Company has added an additional risk factor on page 32 of Amendment No. 2 regarding the members’ limited ability to influence management and operations of the Company and the influence of the independent directors, not all of whom are subject to direct election by the members. Supplementally, the Company advises the Staff that in light of the rights afforded to its various members under the LLC Operating Agreement, there is limited scope for members to exercise inappropriate influence over the Company’s operations. Pursuant to the terms of the LLC Operating Agreement, although the VEBA Trust holds 63.5% of the aggregate economic interest in the Company, it has the right to appoint only one director to the Company’s Board of Directors, and that right exists only for so long as it retains an ownership interest of 15 percent or more. One director was appointed by the Canadian government controlled entity but that director serves only until the Company’s Canadian loan is repaid and terminated. Four of the remaining directors were initially appointed directly or indirectly by the U.S. Treasury. These four directors currently are subject to annual appointment by the Company’s independent directors, subject to the reasonable approval of the U.S. Treasury (but this approval right expires in December 2011 or earlier upon completion of an initial public offering of the Company’s equity interests or repayment of the U.S. Treasury loans). The Members do not have any rights to direct the management of the Company other than through their rights to appoint directors as set forth in the LLC Operating Agreement and the right to vote on a limited set of issues as described on page 32 of Amendment No. 2.

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If our suppliers fail to provide us with the systems, page 41

14.	To the extent material, please revise to address the impact of the recent natural disaster in Japan on your suppliers.

Response:

In response to the Staff’s comment, the Company has revised its disclosure regarding sourcing of raw materials, parts and components on page 23 of Amendment No. 2 and its risk factor regarding the supply of raw materials, parts and components on page 44 of Amendment No. 2.

Item 2. Financial Information, page 48

15.	Please revise the introductory paragraph to the selected financial data to explain the specific nature and timing of the events which resulted in the treatment of Chrysler Group LLC as the “successor” entity on June 10, 2009 and the treatment of Old Carco as “Predecessor A” effective August 4, 2007.

Response:

In response to the Staff’s comment, the Company has revised the introductory discussion to the selected financial data on page 51 of Amendment No. 2.

Critical Accounting Estimates – Business Combination Accounting, page 50

16.	Please revise the discussion of the 363 Transaction on page 50 to discuss all of the material terms of this transaction including the party that paid the $2.0 billion in cash consideration as part of this acquisition transaction and is being treated as the accounting acquirer and the source of the cash to fund the acquisition. The disclosure included in Note 2 to the financial statements on page 160 should be similarly revised.

Response:

The Company believes it has identified all material terms related to the business combination in the Registration Statement in Item 2. Financial Information – Critical Accounting Estimates – Business Combination Accounting, which appears on page 54 of Amendment No 2. However, in response to the Staff’s comment, the Company has revised its disclosures on page 54 and on page 178 in Note 2, Basis of Presentation, Capitalization and Business Combination Accounting of its consolidated financial statements in Amendment No. 2 in order to clarify the presentation of this information and to provide the reader with a

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broader understanding of the entirety of the terms and conditions of the transaction.

17.	Also, please tell us in further detail the basis or rationale for your conclusion that the use of purchase accounting for this transaction is more appropriate than the adoption of fresh start accounting, given that it appears that the value of your assets at the time of the reorganization was less than the total of your liabilities and a change in control over your operations occurred. Your response should explain in detail the various factors considered in determining that the treatment used for the 363 Transaction was appropriate.

Response:

The Company acknowledges that the value of Old Carco’s assets was less than its liabilities at the time of the 363 Transaction. However, the Company believes this is relevant only if the transaction were within the scope of ASC 852. ASC 852 applies to entities reorganizing as a going concern under Chapter 11 and entities emerging from Chapter 11 under confirmed plans. After examining the facts and circumstances of Old Carco’s bankruptcy and the 363 Transaction, the Company determined that this transaction does not constitute a reorganization within the scope of ASC 852, given that Old Carco was deemed not to be viable as a stand-alone company even after it developed a comprehensive restructuring plan.

As noted on pages 4–5 of Amendment No. 2, Old Carco submitted a restructuring plan to the Obama administration’s automotive task force on February 17, 2009, which concluded that Old Carco could continue as a going concern only if it obtained specified concessions from its constituents and that it would otherwise have to file for bankruptcy protection. The task force evaluated Old Carco’s restructuring plan to continue as a going concern in its current form and concluded on March 30, 2009 that Old Carco could not be a viable company, even with such concessions, unless it also established an alliance with another automotive company, such as Fiat. The task force then gave Old Carco 30 days to achieve concessions from its constituents and complete an alliance agreement with Fiat. Although Old Carco and Fiat reached terms regarding the proposed industrial alliance, certain lenders under Old Carco’s first lien credit agreement refused to provide the necessary concessions. As a result, Old Carco was forced to file for bankruptcy protection in order to complete the transaction contemplated by the master transaction agreement under Section 363 of the bankruptcy code. Given that Old Carco was not viable as a stand-alone company and no new financing would have been available had the alliance with Fiat not been consummated, the Company does not believe that Old Carco was an entity that expected to emerge from Chapter 11 as a going concern. Based on the above,

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Chrysler Group does not represent a reorganization of Old Carco under a confirmed plan as contemplated by ASC 852.

Chrysler Group was created and capitalized as a substantive new entity. The Company concluded that the significant involvement of Fiat in the contribution of intellectual property that was fundamental to the Company’s success and the acquisition of substantially all of the operations of Old Carco represents a business combination within the scope of ASC 805. Fiat was neither a creditor of, nor a related party to, Old Carco and moreover contributed a significant new asset – intellectual property – to the new entity. In exchange for its contribution, Fiat received its membership interest in Chrysler Group, as well as a number of key managerial and governance rights, including a requirement that the consent of a Fiat-appointed director be obtained for all major decisions (as defined in the Company’s LLC Operating Agreement).

The significance of both Fiat’s involvement and its contribution is evidenced by three key factors. First, the intellectual property provided the Company with access to vehicle platforms and powertrain technologies in smaller, more fuel-efficient segments where Old Carco was historically under-represented. Second, the Fiat alliance will facilitate the Company’s penetration into many international markets where it believes its products would be attractive to consumers, but where Old Carco historically did not have a substantial presence. Third, the alliance with Fiat and its contribution of intellectual property were significant conditions precedent to securing financing from both the UST and EDC for the new entity. These new loan commitments are indicative of the intent to capitalize a new entity and to provide future financing for ongoing operations, as opposed to reorganizing and restructuring existing debt and financing.

In summary, the Company believes that the foregoing discussion supports its conclusion that the contribution of intellectual property received from Fiat, the significant influence of Fiat in the management of the Company and the availability of new financing from the UST and EDC, make Chrysler Group a substantive new entity. As such, the Company has concluded that the 363 Transaction is appropriately accounted for using the acquisition method of accounting in accordance with ASC 805.

Critical Accounting Estimates – Pension, page 52

18.

We note from your disclosure in Note 18 that you used level 3 inputs to arrive at the fair value of a portion of your pension plan assets. In this regard, it appears that assumptions you used to arrive at the fair value of your plan assets involve a certain amount of subjectivity. As such, please revise the critical accounting estimates section to disclose the nature of the

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level 3 inputs used to arrive at the fair value of your pension assets, including those assumptions subject to volatility or change, along with a corresponding sensitivity analysis, as appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosures on page 59 under the caption Item 2. Financial Information–Critical Accounting Estimates in Amendment No. 2 to disclose the nature of Level 3 inputs used to arrive at the fair value of its pension assets. The plan assets that the Company classifies as Level 3 fair value measurements consist of investments in private equity funds, hedge funds and real estate funds. The Company measures the fair value of these investments, as a practical expedient, using the fund net asset value, or NAV. NAV is provided by the investment manager or a third party administrator. As a result, there are no discrete inputs to the Level 3 fair value measurements upon which the Company could perform a sensitivity analysis.

Management’s Discussion and Analysis, page 64

Strategic Business Plan, page 64

19.	We note that less than 10% of your sales in 2010 were in countries outside of North America. Please expand your “Global Distribution” discussion on page 66 to explain the extent to which you intend to alter the geographic distribution of your sales and become a more global business.

Response:

In response to the Staff’s comment, the Company has expanded the disclosure regarding its Global Distribution efforts on pages 8 and 72 of Amendment No. 2 by including additional details on its European and Brazilian distribution plans.

Trends, Uncertainties and Opportunities, page 66

20.	We note your disclosure in the carryover paragraph on page 67 that you assume a U.S. SAAR level of 12.7 million vehicles for 2011. Please discuss the impact, if any, that recent rising gas prices are expected to have on the projected SAAR level for 2011. Please also discuss the impact that rising gas prices may have on your product mix. We note in this regard your disclosure in the last risk factor on page 38.

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Response:

In response to the Staff’s comment, the Company does not believe that recent increases in gas prices will have an impact on its 2011 U.S. SAAR assumption of 12.7 million vehicles. Historically, rising gas prices have not had a significant impact on the U.S. SAAR, although in periods of rising gas prices there has been some shift in consumer preferences towards vehicles with greater fuel economy. The Company believes that in 2008, when the U.S. SAAR declined dramatically, the decline was attributable to the global credit crisis rather than any fluctuations in gas prices.

In 2010, the Company’s minivans, larger utility vehicles and pick-up trucks, which typically have a higher selling price and are more profitable than its passenger cars, accounted for approximately 53 percent of its U.S. vehicle sales. As these vehicles have relatively low fuel economy, in periods of relatively high fuel prices, consumer preferences have shifted away from these vehicles. In order to ensure that the Company’s portfolio of vehicles appropriately addresses the range of vehicles that may appeal to consumers over time, the Company has renewed its focus on the design, manufacturing, marketing and sale of its passenger cars, including compact and subcompact cars, notwithstanding that these vehicles are typically less profitable on a per unit sold basis. The Company believes its success in selling these smaller vehicles will provide it a degree of insulation from the effects of changing consumer preferences. The Company has revised its disclosure under the caption Item 2. Financial Information. Management’s Discussion and Analysis of Financial Condition and Results of Operations – Trends, Uncertainties and Opportunities – Vehicle Profitability on page 74 of Amendment No. 2 to address the potential impact high fuel prices may have on its product mix.

21.	Please add a discussion of fleet sales in this section. We note, in particular, the substantial increase in fleet sales in 2010 and your statement that sales to dealers are normally more profitable than fleet sales.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on page 74 under the caption Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Trends, Uncertainties and Opportunities – Vehicle Profitability in Amendment No. 2.

Commercial Trends, page 70

22.	We note that you disclose U.S. industry vehicle sales for each of the periods for which financial statements are presented. This same information is also

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presented in your Business section of your filing on page 13. With respect to MD&A, we believe you should discuss only the information that correlates to your financial results. Accordingly, please revise MD&A to remove the industry amounts.

Response:

In response to the Staff’s comment, this line item has been removed from the table on page 78 of Amendment No. 2.

Year ended December 31, 2010 compared to the Period from June 10, 2009 to December 31, 2009, page 71

23.	We note your disclosure that in 2010 revenues increased in part due to a more favorable model and option mix of higher revenue-generating vehicles primarily related to increases in pick-up truck and utility vehicle shipments, which included the 2011 Jeep Grand Cherokee that was available to customers beginning in June 2010. We also note your disclosure that for the period June 10, 2009 through December 31, 2009, lower revenues in this period were also indicative of increased sales of lower revenue generating vehicles resulting from a less favorable model and option mix. Please revise to include a discussion of how price versus volume mix affected the amount of revenue in each reporting period.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Year Ended December 31, 2010 compared to the Period from June 10, 2009 to December 31, 2009 – Chrysler Group – Revenues, Net on page 80 of Amendment No. 2.

24.	We note that in your discussion of the changes in cost of sales between periods, you disclose that cost of sales includes material, labor and overhead costs incurred in the manufacturing and distribution of vehicles and service parts. Please revise your discussion of cost of sales to provide details of the amounts related to these significant components of cost of sales and discuss factors responsible for the changes in the level of these costs during the periods presented in the financial statements.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption Item 2. Financial Information – Management’s Discussion and

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Analysis of Financial Condition and Results of Operations – Trends, Uncertainties and Opportunities on page 75 and under – Year Ended December 31, 2010 compared to the Period from June 10, 2009 to December 31, 2009 – Chrysler Group – Cost of Sales on page 80 in Amendment No. 2 regarding its narrative of the components of cost of sales. The Company respectfully advises the Staff that cost of sales is principally affected by the number of vehicles sold, which is presented in tabular format under the caption Item 2. Financial Information – Selected Financial Data on page 52 of Amendment No. 2. Other significant items affecting cost of sales have been disclosed.

25.	In light of your management initiative to begin a process to rationalize your product mix, disclosed on page 6, and your effort to build brand equity, disclosed on page 12, please revise your MD&A section to include disclosure of your vehicle sales by brand. These supplemental tables would facilitate analysis of sales trends and show the historic contribution of the brands that have been discontinued or sold.

Response:

The Company respectfully advises the Staff that as noted in its response to comment 41, neither the Company nor Old Carco or any of its predecessors has discontinued or sold any brands since 2001. In addition, the Company believes that its disclosure of its vehicle sales by geographic market and U.S. vehicle sales by segment, which are presented in tabular format on pages 14 and 15, respectively, of Amendment No. 2, provides the reader with sufficient information with which to analyze sales trends and historic contributions of the Company’s vehicles.

Liquidity and Capital Resources – Chrysler Group, page 82

26.	Please include a discussion of your liquidity needs on a short-term and long-term basis. Long-term is more than twelve months.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Liquidity and Capital Resources—Chrysler Group on pages 90–91 of Amendment No. 2.

27.

We note from your disclosure on page 86 that the vitality covenant for the U.S. Treasury First Lien Credit Agreement requires that at least 40% of your U.S. Vehicle sales volumes are to be manufactured in the U.S. or the production volume of your U.S. manufacturing plants should be equal to at least 90% of the production volume of the U.S. manufacturing plants of Old Carco for the 2008 fiscal year. We believe that it would be beneficial to

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disclose information that shows how you are performing on this vitality covenant. Therefore, please revise to include a table in MD&A that discloses the sales volumes manufactured in the U.S. manufacturing plants relative to your worldwide manufacturing plants. Similar disclosures should also be provided with respect to the operating covenants with respect to your Canadian operations under the terms of the EDC credit facility as described in the second paragraph on page 88.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 95 and 97 of Amendment No. 2 to include tables demonstrating its compliance with the vitality commitments under the U.S. Treasury First Lien Credit Agreement and the EDC Loan Agreement.

28.	Please revise to disclose the estimated amount of capital expenditures you expect to incur during the year ended December 31, 2011 and your expected source of funding for these expenditures. See Item 303(a)(2) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised its disclosure on page 90 in Management’s Discussion and Analysis of Financial Condition and Results of Operations–Liquidity and Capital Resources—Chrysler Group in Amendment No. 2.

Vitality Covenant, page 86

29.	Please quantify the production volume of your U.S. manufacturing plants needed to comply with vitality covenant in the U.S. Treasury credit agreement. Please also disclose the remedy for failure to comply with the covenant. Revise the risk factor on page 35 and the disclosure on page 183 in this manner as well.

Response:

The Company respectfully submits that it has disclosed the operative terms of the “vitality covenant” in the U.S. Treasury First Lien Credit Agreement, which appear on page 95 of Amendment No. 2. Specifically, the Company has disclosed that pursuant to this covenant the Company is required, until the later of June 10, 2014 and the repayment in full of the credit facility and the termination of any unused commitments thereunder, to:

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•	Cause at least 40 percent of its U.S. vehicle sales volume to be manufactured in the U.S.;

or

•	Cause the production volume of its U.S. manufacturing plants to be equal to at least 90 percent of the production volume of the U.S. manufacturing plants of Old Carco LLC for the 2008 fiscal year.

The Company has also disclosed the mitigating factor that the production volume requirement is subject to adjustment if an event beyond the Company’s reasonable control renders production in one or more facilities uneconomical, or a material adverse change in general economic or industry conditions occurs, in which case the failure will not result in an event of default if the Company complies with the vitality covenant in the next fiscal quarter (tested on a trailing 12-month basis).

Because the use of the 90 percent alternative historical production test from the U.S. Treasury First Lien Credit Agreement is determinable, the Company has revised its disclosure on page 95 of Amendment No. 2 to disclose specifically that the Company would be required to produce a minimum of 995 thousand vehicles in the U.S. in a given year in order to achieve the 90 percent target. The Company has also clarified on page 95 of Amendment No. 2 that the sales volume requirement is also subject to adjustment under the same circumstances as the production volume requirement. In addition, the Company has revised the disclosure on pages 96 and 97 of Amendment No. 2 to state the U.S. Treasury’s and EDC’s rights in the event the Company were unable to comply with its vitality commitments under the credit agreements.

The Company also respectfully notes that it has revised its risk factor under the caption “Our credit agreements and the indenture governing the VEBA Trust Note restrict certain actions that may be in our interest. If we are unable to comply with the covenants in these instruments, we may be in default, which could result in the acceleration of our outstanding indebtedness and materially adversely affect our liquidity”, which appears on page 37 of Amendment No. 2, to include a summary discussion of the vitality covenant and to more clearly identify risks associated with these covenants.

Auburn Hills Headquarters Loan, page 89

30.	Please file Auburn Hills loan agreement as an exhibit to your amended registration statement or advise why this agreement is not material.

Securities and Exchange Commission

April 6, 2011

Response:

The Company respectfully submits that the Auburn Hills loan agreement is not a material agreement under Item 601(b)(10) of Regulation S-K. Such determination was based on, among other things, the size of the remaining balance on the loan compared to the Company’s total assets and as compared to the Company’s total outstanding debt obligations. The Company’s outstanding repayment obligations under the Auburn Hills loan agreement account for only approximately $118 million, or less than 1 percent of the Company’s total indebtedness and approximately 0.3 percent of the Company’s total assets.

Compensation Discussion and Analysis, page 110

Long-Term Incentives in the Form of Restricted Stock Units, page 115

31.	We note the use of Modified EBITDA as a performance target. Please disclose, by cross-reference or otherwise, how the number is calculated from your audited financial statements. Refer to Instruction 5 to Item 402(b) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised Item 6 of the Registration Statement by inserting a cross reference on page 126 of Amendment No. 2 to refer to the Company’s reconciliation of its net loss as reported in the Company’s audited consolidated financial statements to Modified EBITDA.

2010 Summary Compensation Table, page 122

32.	You state on page 115 that the $600,000 deferred phantom share grant was awarded to Mr. Marchionne for his services as a director. Please add a footnote to the Summary Compensation Table identifying this amount as compensation for his services as a director. Refer to Instruction 3 to Item 402(c) of Regulation S-K.

Response:

In response to the Staff’s comment, the Company has revised the Summary Compensation Table on pages 132 and 134 of Amendment No. 2 to insert a footnote identifying the award of deferred phantom shares as compensation for Mr. Marchionne’s services as a director.

Securities and Exchange Commission

April 6, 2011

Audited Financial Statements of Chrysler Group LLC

Consolidated Statements of Operations

33.	Please revise to disclose your basic and diluted earnings per unit for each period presented in your financial statements on the face of the statement of operations. Refer to the disclosure requirements outlined in ASC 260-10-45. Also, please revise your Selected Financial Data included on pages 48 and 49 of the registration statement to include disclosure of your basic and diluted earnings per unit. In addition, please revise the notes to your financial statements to include the disclosures required by ASC 260-10-50, as applicable.

Response:

According to ASC 260-10-15, earnings per share information is required only for those entities that “have issued common stock or potential common stock (that is, securities such as options, warrants, convertible securities, or contingent stock agreements) if those securities trade in a public market either on a stock exchange (domestic or foreign) or in the over-the-counter market, including securities quoted only locally or regionally.” Further, ASC 260 also requires presentation of earnings per share information “by an entity that has made a filing or is in the process of filing with a regulatory agency in preparation for the sale of those securities in a public market.” The Company respectfully advises the Staff that it does not believe that the presentation of earnings per share information is required at this time based on the factors discussed below.

The Company filed the Registration Statement to be able to file periodic and other reports with the Commission as contemplated by the terms of its LLC Operating Agreement. Neither the Class B Membership Interests being registered, nor the Class A Membership Interests held by the Company’s members, currently trade in a public market or in the over-the-counter market. Further, as noted on page 2 of Amendment No. 2, the Company has no current plans to issue or offer for sale additional Class B Membership Interests. Further, pursuant to the terms of the Company’s LLC Operating Agreement, the Class B Membership Interests may not be transferred or otherwise disposed of by the current holder prior to the first anniversary of the repayment in full of the government loans without approval of the U.S. Treasury and Export Development Canada.

The Company respectfully advises the Staff that in future periods should the Company have equity securities that are publicly traded, or it has filed, or is in the process of filing, a Securities Act registration statement in preparation for the sale

Securities and Exchange Commission

April 6, 2011

of equity securities in a public market, it will comply with the basic and diluted earnings per share disclosure requirements of ASC 260-10-15.

Consolidated Statements of Cash Flows, page 156

34.	We note from your consolidated statements of cash flows and from the disclosures included in Note 12 that certain of your debt obligations provide for payable-in-kind interest. Please confirm that you will reflect these amounts as cash flows from operating activities in the periods when this payable-in-kind interest is paid.

Response:

In response to the Staff’s comment, the Company confirms that it intends to classify payments of payable-in-kind interest as cash flows from operating activities in the periods in which payments are made.

Statements of Members’ Deficit, page 158

35.	We note that in the period from June 10, 2009 to December 31, 2009 you recorded Fiat intellectual property as contributed capital and as an intangible asset valued at $320 million. Please explain to us, and revise your notes to the financial statements to explain in detail how you determined or calculated the value of this intangible asset. Include in your revised disclosure the nature and terms of all significant assumptions used in the valuation of the intangible asset and explain why you believe an estimated useful life of 10 years is appropriate.

Response:

In response to the Staff’s comment, the Company has revised the disclosures under the caption Item 2. Financial Information – Critical Accounting Estimates on page 53 of Amendment No. 2 and in Note 2, Basis of Presentation, Capitalization and Business Combination Accounting of its consolidated financial statements on page 170 in Amendment No. 2.

36.	Also, please tell us in further detail and explain in the notes to your financial statements how the capital contributions received from the VEBA Trust, the United States Department of the Treasury and the Canada CH Investment Corporation during 2009 were valued for purposes of your financial statements.

Securities and Exchange Commission

April 6, 2011

Response:

In response to the Staff’s comment, the Company has revised the disclosures under the caption Item 2. Financial Information – Critical Accounting Estimates on pages 53–54 of Amendment No. 2 and in Note 2, Basis of Presentation, Capitalization and Business Combination Accounting and Note 18, Employee Retirement and Other Benefits of its consolidated financial statements on pages 170–171 and 226, respectively, of Amendment No. 2. Please see the Company’s response to comment 50 below for further information.

37.	Also, we note from the discussion on pages 143 through 150 of the registration statement that you have issued Class A and Class B membership interests which provide the holders with differing rights and privileges. Please revise the notes to your financial statements to disclose the principal rights and privileges associated with the Class A and Class B membership interests. Refer to the disclosure requirements outlined in ASC 505-10-50. The notes to your financial statements should also be revised to disclose the rights of each of your investors under the terms of the LLC Operating Agreement such as the right to elect parties to your board of directors as described on pages 144 and 145 of the registration statement and the right to appoint your management personnel.

Response:

In response to the Staff’s comment, the Company has revised its disclosures in Note 2, Basis of Presentation, Capitalization and Business Combination Accounting, of its consolidated financial statements beginning on page 171 of Amendment No. 2 to disclose the principal rights and privileges associated with the Class A and Class B Membership Interests consistent with ASC 505-10-50.

Notes to the Financial Statements

Note 2. Basis of Presentation and Business Combination Accounting, page 160

Background

38.	We note that you acquired $20,557 of accrued expenses and other liabilities in the 363 Transaction. Please revise to explain the nature and amount of all significant liabilities assumed as part of the transaction and revise your disclosure to indicate how you determined the amount recorded for each of those liabilities at June 10, 2009. Also, please revise to explain how you determined the amount of deferred revenue recognized as a result of the acquisition transaction.

Securities and Exchange Commission

April 6, 2011

Response:

In response to the Staff’s comment, the Company has revised the disclosures under the caption Item 2. Financial Information – Critical Accounting Estimates on page 56 of Amendment No. 2 and in Note 2, Basis of Presentation, Capitalization and Business Combination Accounting of its consolidated financial statements on page 181 of

Amendment No. 2.

39.	We note from your disclosure that you acquired financial liabilities, including debt and capital leases which were recorded at a fair value of $5,659. Please revise to provide details of the nature and terms of the debt and capital leases acquired.

Response:

In response to the Staff’s comment, the Company has revised the disclosures under the caption Item 2 Financial Information. – Critical Accounting Estimates on page 57 of Amendment No. 2 and in Note 2, Basis of Presentation, Capitalization and Business Combination Accounting of its consolidated financial statements on pages 181–182 of

Amendment No. 2.

40.	We note that you acquired trade receivables valued at $1,731 at June 10, 2009. Please revise to disclose the fair value, the contractual value and an estimate of the range of the contractual cash flows not expected to be collected. See ASC 805-20-50-1(b).

Response:

In response to the Staff’s comment, the Company has revised the disclosures under the caption Item 2. Financial Information – Critical Accounting Estimates on page 55 of Amendment No. 2 and in Note 2, Basis of Presentation, Capitalization and Business Combination Accounting of its consolidated financial statements on page 179 of

Amendment No. 2.

41.	We note that in connection with the 363 Transaction you recorded intangible assets at a fair value of $3,219 which include brand names of $2,210. Please explain to us why you believe it is appropriate to assign an indefinite life to this intangible asset. Also, please explain to us why you believe 20 years is an appropriate useful life for acquired dealer networks. As part of your response, please provide us with the expected pattern of cash flows to be realized by this asset and the time period over which those cash flows will be received.

Securities and Exchange Commission

April 6, 2011

Response:

In response to the comment, the Company respectfully advises the Staff that it performed an analysis of the brand names and considered the factors noted within ASC 350-30-35-3. The principal factors in reaching its conclusion are discussed below:

•

The Chrysler, Dodge and Mopar brand names have each existed for over 70 years. In 2009, the Company separated the Ram truck line-up from Dodge. However, Ram has itself existed as a brand name within Dodge since 1981 and is well recognized in the marketplace. Further, the Jeep brand is a well known brand that has existed under various ownership since 1951.

•

The Company acknowledges that other long-standing automotive brand names have been discontinued by other manufacturers in an effort to rationalize brands and create distinct brand identities. Prior to its bankruptcy, Old Carco’s predecessors had undertaken initiatives to rationalize their brands, resulting in the elimination of the Eagle and Plymouth brands in 1998 and 2001, respectively. However, the Company does not intend to discontinue any of its current brands and expects to continue to generate cash flow from these brands indefinitely. In addition, there are no legal, regulatory or contractual provisions that limit the useful life of the brands, and throughout the history of the brand names, there have been numerous technological changes and advancements, none of which has rendered the existing brand names obsolete. Management does not believe that future technological advancements will have an adverse effect on the lives of the Company’s brand names.

Based on these factors, Management believes that an indefinite life for the Company’s brand names is appropriate.

Chrysler Group’s dealerships represent the Company’s primary retail selling network. Chrysler Group maintains a significant dealership network within North America, with smaller networks in Europe and Asia. The Company has conducted an analysis of its dealer networks according to ASC 350-30-35-3. The Company and Old Carco have experienced turnover in their dealer networks, from time to time, as individual dealers cease operations, merge dealerships or sell dealerships to other parties. As a result, the Company concluded that its dealer networks could not have an indefinite life.

However, the Company expects turnover in upcoming years to be lower than historical rates, particularly as a result of the termination of 789 dealers in

Securities and Exchange Commission

April 6, 2011

connection with Old Carco’s bankruptcy. These dealer terminations substantially enhanced the value and future prospects of the Company’s continuing dealers, as evidenced by the improved profitability of the dealers in the Company’s dealer network as discussed under the caption Item 1. Business – Distribution on page 18 of Amendment No. 2. Based on the Company’s internal analysis, which took into consideration Old Carco’s historical dealer turnover experience adjusted for the impacts of Old Carco’s previous dealer network optimization efforts and the elimination of the 789 Old Carco dealers noted above, Management has concluded that the indicative life of the dealer networks is 20 years.

The expected pattern of future cash flows to be realized by the Company’s dealer networks is highly correlated to the Company’s future expected revenues. The Company’s current business plan anticipates stable growth in its future cash flows. Based upon this pattern of cash flows, the Company has determined that the most appropriate approach is to amortize its dealer networks assets on a straight line basis.

42.	We note your disclosure that sufficient information does not exist to reasonably estimate the fair value of certain pre-acquisition contingent liabilities and you were unable to measure the fair value of certain warranty obligations and product liabilities assumed from Old Carco so you have measured these liabilities in accordance with the accounting guidance related to contingencies. For assets and liabilities arising from contingencies recognized at the acquisition date, please revise to disclose:

•	the amounts recognized at the acquisition date and the measurement basis applied (that is, at fair value or at an amount recognized in accordance with Topic 450 and Section 450-20-25); and

•	the nature of the contingencies.

Also, please identify the nature of any contingencies that are not recognized at the acquisition date, and revise to include the disclosures required by Topic 450 if the criteria for disclosures in that Topic are met. See guidance in ASC 805-20-50-1(d). The disclosures provided on page 52 of MD&A with regards to pre-acquisition contingencies should be similarly revised.

Response:

In response to the Staff’s comment, the Company has revised the disclosures under the caption Item 2. Financial Information – Critical Accounting Estimates on pages 57–58 of Amendment No. 2 and in Note 2, Basis of Presentation, Capitalization and Business Combination Accounting of its consolidated financial statements on pages 182–183 of Amendment No. 2.

Securities and Exchange Commission

April 6, 2011

43.	Please revise the notes to the financial statements to include the pro forma statement of operations disclosures required by ASC 805-10-50-2(h) for 2009.

Response:

The Company respectfully advises the Staff that it believes it has complied with the disclosure requirements of

ASC 805-10-50-2(h) for 2009. Chrysler Group was formed on April 28, 2009 in order to complete the transactions contemplated by the master transaction agreement dated April 30, 2009. Under the master transaction agreement, Chrysler Group agreed to purchase the principal operating assets and assume certain liabilities of Old Carco and its principal domestic subsidiaries, as well as acquire the equity of Old Carco’s principal foreign subsidiaries. The master transaction agreement was executed and the 363 Transaction occurred on June 10, 2009. As such, prior to the 363 Transaction, Chrysler Group had no operations. Therefore, all of the revenue and substantially all of the earnings of Chrysler Group following the 363 Transaction were generated from the assets acquired and liabilities assumed from Old Carco. Further, the beginning of the annual reporting period for Chrysler Group was June 10, 2009, which is the same date that the 363 Transaction was effected.

The 363 Transaction occurred on the first day of the comparative period, therefore the current and comparative periods reflect the combined operations of the businesses. As such, the Company respectfully submits that any pro forma disclosures for periods beginning and ending prior to June 10, 2009 are not required by ASC 805-10-50-2(h). Further, the Company does not believe pro forma information would provide meaningful disclosure to the reader since the Company’s consolidated financial statements currently include a full year of post transaction results of operations for the year ended December 31, 2010. Such pro forma information would seek to combine operations conducted by two substantially different management teams with different operating philosophies and operating conditions. In addition, the 363 Transaction resulted in significant differences between Chrysler Group’s and Old Carco’s capital structures, operations, labor costs and manufacturing footprints.

Note 3. Summary of Significant Accounting Policies

Product-Related Costs, page 166

44.

We note your disclosure which indicates that you reserve for estimated product liability costs arising from personal injuries alleged to be the result of product defects and costs associated with this reserve are recorded in cost of sales on the statement of operations. Please tell us, and revise to disclose where this liability is recorded on the balance sheet as of December 31, 2010

Securities and Exchange Commission

April 6, 2011

and 2009. Also, if the amount is material, please revise to disclose the amount of the liability at December 31, 2010 and 2009.

Response:

The Company’s accrual for product liability is recorded in “Accrued Expenses and Other Liabilities” in the Company and Old Carco’s consolidated balance sheets. In response to the Staff’s comment, the Company has revised the disclosure in Note 3, Summary of Significant Accounting Policies – Product-Related Costs, of the Company and Old Carco’s audited consolidated financial statements on pages 186 and 262, respectively, of Amendment No. 2 to disclose where the liability is recorded in the balance sheet. The Company does not believe the accrual, which represents significantly less than 5 percent of “Accrued Expenses and Other Liabilities” for both the years ended December 31, 2010 and December 31, 2009, to be material.

Note 12. Financial Liabilities, page 179

45.	We note the discussion on pages 183 regarding the terms of certain covenants that are contained under the terms of the U.S. Treasury first lien credit agreement. Please revise the discussion included in Note 12 to clarify whether the company was in compliance with the terms of the covenants as of the latest balance sheet date presented. Similar disclosures should also be provided with respect to the Export Development Canada Credit Facilities discussed on page 184.

Response:

In response to the Staff’s comment, the Company has updated the disclosure on pages 203 and 205 in Note 12, Financial Liabilities of its consolidated financial statements in Amendment No. 2.

Note 13. Income Taxes, page 187

46.

We note your disclosure that U.S. income taxes or foreign withholding taxes were not provided on approximately $1.2 billion and approximately $1.3 billion, respectively, of temporary differences related to investments in foreign subsidiaries because these temporary differences are permanent in duration. Please tell us the amount of cash, if any, that is presented in cash and cash equivalents on the face of the balance sheet that is held by these foreign subsidiaries. If the amount is material, please revise the liquidity section of MD&A to disclose the amount of this cash and to explain that if these funds are needed for operations in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds. You may also disclose that your intent is to permanently reinvest these funds outside of the U.S. and

Securities and Exchange Commission

April 6, 2011

your current plans do not demonstrate a need to repatriate them to fund your U.S. operations, if applicable.

Response:

The Company’s foreign subsidiaries, for which the Company has elected to permanently reinvest earnings outside of the U.S., hold $1.4 billion in cash and cash equivalents as of December 31, 2010. Most, if not all, of the cash held by these foreign subsidiaries will be used primarily to satisfy material debt obligations, as well as to fund operations and capital investments in the respective jurisdictions. As such, the cash held by these foreign subsidiaries will not be utilized for the Company’s U.S. liquidity plans. Therefore, the Company respectfully advises the Staff that it does not believe that the liquidity section of MD&A requires amendment.

In response to the Staff’s comment, the Company has added additional disclosure to Note 13, Income Taxes, of its consolidated financial statements on page 208 of Amendment No. 2 to state that the retained earnings are permanently reinvested in these subsidiaries.

Other Matters, page 195

47.	We note your disclosure that in connection with the Ally Auto Finance Operating Agreement, you have agreed to repurchase certain Ally financed inventory upon certain triggering events. Please tell us, and revise the notes to the financial statements and MD&A to disclose the nature of these triggering events.

Response:

The Company respectfully submits that the repurchase triggering events under the Ally agreement are proprietary and confidential information to the Company and Ally, and disclosure of these triggering events would likely cause competitive harm to the Company and Ally. Therefore, the Company respectfully submits that revision to this section of the Registration Statement would not provide material disclosure to the reader. Please see the Company’s response to comment 12 above for further information.

Note 17. Stock-Based Compensation

Restricted Stock Plans, page 203

48.	We note your disclosure that the fair value of each RSU and each Phantom Share is based on the fair value of your Membership Interests and since

Securities and Exchange Commission

April 6, 2011

there is no observable publicly traded price for the Membership Interests, the calculation of the fair value of the Membership Interests is determined using an income approach, updated through December 31, 2010. Please provide us details of, and revise the notes to your financial statements to disclose the assumptions used in the valuation of the Membership Interests for each issuance of RSUs and Phantom Shares during 2009 and 2010 as well as for the valuation of the RSUs and Phantom Shares at the end of each period since these liability classified awards require remeasurement each period.

Response:

In response to the Staff’s comment, the Company has revised the disclosure on pages 223–225 in Note 17, Stock-based Compensation of its consolidated financial statements in Amendment No. 2.

49.	Also, we note from your disclosure that $35 million of stock compensation expense was recognized in fiscal 2010 and that stock based compensation expense may increase in the future. We also believe that since a significant portion of your stock based compensation awards are classified as liabilities, changes in the fair values of your stock based compensation awards could have a material and/or volatile impact on your net earnings since these liabilities will require remeasurement at the end of each reporting period. Given these factors, please consider disclosing stock compensation expense as a critical accounting estimate in MD&A. As part of your revised disclosure you should include the following:

•	a description of the methods and assumptions used in estimating the fair value of the underlying stock and the instruments granted;

•

a table disclosing the number of instruments granted, exercise price, fair value of the underlying stock, and fair value of the instruments granted for the twelve-month period preceding the most recent balance sheet date; and

•

narrative disclosures that describe the factors contributing to significant changes in the fair values of the underlying stock during the period referred to above. In addition to describing the factors, these disclosures should relate those factors to changes in assumptions.

Response:

At the current time, the Company does not believe that stock compensation expense is a critical accounting estimate for the Company. The Company bases

Securities and Exchange Commission

April 6, 2011

its conclusions in part on the fact that the total number of awards outstanding as of December 31, 2010 is immaterial. Further, the Company does not believe that future changes in the value of a Chrysler Group Unit will have a material and/or volatile impact on its net earnings based on the current number of outstanding units. Should the number of units outstanding increase significantly in the future or the fair value of the liability classified awards become material, the Company will consider the need to include stock compensation expense as a critical accounting estimate in its MD&A. Such disclosure, when considered appropriate, will include and address the requirements the Staff has listed above.

Note 18. Employee Retirement and Other Benefits, page 205

Transfer of VEBA Trust Assets and Obligations to the UAW Retiree Medical Benefits Trust

50.	We note your disclosure indicating that on June 10, 2009 and in accordance with the VEBA Settlement Agreement, you issued the VEBA Trust Note with a face value of $4,587 along with a 67.7% ownership interest. We also note that the fair value of the VEBA Trust Note and Membership Interests at June 10, 2009 were determined to be $2,277 million and $479 million, respectively. Please tell us and revise the notes to your financial statements to explain in detail how you determined the fair values of the VEBA Trust Notes and the 67.7% ownership interest at June 10, 2009.

Response:

The fair value of the VEBA Trust Note was determined in accordance with ASC 820 and represents the estimated price that would be paid to transfer the liability in an orderly transaction between market participants at the measurement date. The fair value of the VEBA Trust Note was estimated using a discounted cash flow methodology utilizing a synthetic credit rating to estimate the non-performance risk associated with the debt instrument. Market observable yields for debt instruments of a comparable rating and term were not available at the measurement date. Appropriate discount rates were estimated by extrapolating market observable debt yields at the measurement dates.

The fair value of the VEBA Trust Membership Interests was determined using a discounted cash flow model. This model was based on projections prepared by management and reflects the estimated cash flows a market participant would expect to generate from operating the business. These cash flows were discounted by an estimated market participant weighted average cost of capital (“WACC”) to establish an enterprise value. The face value of the Company’s debt was subtracted from the enterprise value to determine the fair value of the total membership interests as of June 10, 2009.

Securities and Exchange Commission

April 6, 2011

The Company has expanded the discussion of the “VEBA Trust” on page 170 in Note 2, Basis of Presentation, Capitalization and Business Combination Accounting of its consolidated financial statements in Amendment No. 2, and the “Transfer of VEBA Trust Assets and Obligations to the UAW Retiree Medical Benefits Trust” on pages 226–227 in Note 18, Employee Retirement and Other Benefits of its consolidated financial statements in Amendment No. 2.

51.	We also note your disclosure indicating that on the measurement date of December 31, 2009, the OPEB obligation increased primarily due to a change in the discount rate, resulting in a loss. Please tell us, and revise to disclose the amount of the change in the discount rate and to explain why the discount rate changed at that time. In addition, please explain in further detail how the loss recognized of $2,051 which was the result of increases in the fair values of the VEBA Trust Note and the Membership Interests issued to the VEBA Trust of $1,540 million and $511 million, respectively, were calculated or determined. Although we note the disclosure on page 211 indicating that the fair values of the VEBA Trust Note were based on the estimated price to transfer the notes to a market participant at the measurement dates, taking into account your non-performance risk and market conditions, we do not believe your current disclosure adequately explains how the fair value of this note was determined at either June 10, 2009 or December 31, 2009 given the highly material amount of the related charge.

Response:

The Company utilized the same methodologies described in its response to comment 50 above to remeasure the VEBA Trust Note and Membership Interest at December 31, 2009. The change in discount rates was due to a significant improvement in the credit markets from June 10, 2009 to December 31, 2009. This improvement resulted in a significant decrease in the extrapolated yield curve used to estimate the fair value of the VEBA Trust Note. The improvement also contributed to a reduction of the WACC used to estimate the fair value of the VEBA Trust’s Membership Interests from June 10, 2009 to December 31, 2009.

Securities and Exchange Commission

April 6, 2011

The remeasurement loss of $2,051 million recognized for the period from June 10, 2009 to December 31, 2009 was determined as follows:

	June 10, 2009	Interest Expense and Accretion for the Period from June 10, 2009 to December 31, 2009	Remeasurement Loss for the Period from June 10, 2009 to December 31, 2009	December 31, 2009
VEBA Trust Note	$2,277	$37	$1,540	$3,854
Accrued Interest	—	233	—	(37)
VEBA Trust Membership Interests	479	—	511	990

Total	$2,756	$270	$2,051	$5,077

In response to the Staff’s comment, the Company has revised the disclosure on pages 226, 227, 231 and 232 in Note 18, Employee Retirement and Other Benefits of its consolidated financial statements in Amendment No. 2.

Canadian HCT Settlement Agreement, page 206

52.	We note your disclosure indicating that during the year ended December 31, 2010 you recognized a $46 million loss as a result of the Canadian HCT Settlement Agreement. Please tell us and revise Note 18 to explain how this loss was calculated or determined.

Response:

In response to the Staff’s comment, the Company has revised the disclosure under the caption – Critical Accounting Estimates on page 61 of Amendment No. 2 and in Note 18, Employee Retirement and Other Benefits of its consolidated financial statements on page 227 of Amendment No. 2.

Audited Financial Statements of Old Carco LLC (f/k/a Chrysler LLC)

Statement of Operations, Page 227

53.	We note from your disclosure in Note 3 that for the period from January 1, 2009 to June 9, 2009 and the year ended December 31, 2008, incentive expense was $2.6 billion and $8.7 billion, respectively, and is included as a reduction to Revenues in the statements of operations. Please revise the face of the statements of operations to disclose that revenues are presented “net” of such incentives.

Response:

In response to the Staff’s comment, the Company has revised the Consolidated Statements of Operations in Old Carco’s consolidated financial statements on page 248 of Amendment No. 2.

Securities and Exchange Commission

April 6, 2011

Note 8. Goodwill and Intangible Assets, Net

54.	We note from the disclosures on pages 250 and 251 that during the period from January 1, 2009 to June 9, 2009, Old Carco recorded a non-cash brand name intangible asset impairment charge of $844 million. We also note that as a result of this charge, this brand name intangible asset had a carrying value of $1,439 at June 9, 2009. We also note from the disclosure included on page 162 of Note 2 to your consolidated financial statements that in connection with the application of purchase accounting for the 363 Transaction, you recognized brand name intangible assets in the amount of $2,210 on June 10, 2009. Please explain the principal changes in facts or circumstances that resulted in the brand name intangible assets recognized in connection with the 363 Transaction having a value significantly in excess of that determined by internal impairment analysis performed for the period ended June 9, 2009. Your response should clearly explain the changes in facts or circumstances and any related assumptions used in the valuation/impairment analysis that resulted in the higher value on June 10, 2010.

Response:

The Company respectfully advises the Staff that the methodology and assumptions used to value the brand name intangibles at both June 9, 2009 and June 10, 2009 were the same. The impairment charges recognized during the period from January 1, 2009 through June 9, 2009 by Old Carco were a function of the unit of account used to test the brand name assets for impairment. Each brand name is its own unit of account and is therefore tested separately. As a result of the revenue projections, discount rates and royalty rates used in the impairment analysis, the fair value of the Chrysler and Dodge (which included Ram on June 9, 2009) brand names had a carrying value that exceeded their fair values on June 9, 2009. As a result, an impairment charge was recognized on those brand names. The fair values of the Jeep and Mopar brand names exceeded their respective carrying values on June 9, 2009, and as such, no impairment was recognized for these brand names.

On June 10, 2009, in accordance with ASC 805, the Company recorded each of the brand names at their respective fair values, resulting in no change to the Chrysler and Dodge brand names that were recorded at fair value on June 9, 2009. However, based on the assumptions used, the Jeep and Mopar brand names were recorded at fair value, which was at an amount that exceeded their respective carrying values for Old Carco as of June 9, 2009.

Securities and Exchange Commission

April 6, 2011

Note 19. Other Transactions with Related Parties

Settlements, page 285

55.	We note that during the period January 1, 2009 through June 9, 2009 you recognized a gain of $684 million for the settlement of obligations related to the NSCs and other international obligations. Please explain to us, and disclose in the notes to the financial statements, how this gain was calculated or determined. As part of your response and revised disclosure, please tell us how the $99 million payment to Daimler was considered in the calculation of the gain. Your discussion of this gain on page 79 of MD&A should be similarly revised.

Response:

In response to the Staff’s comment, the Company has revised the disclosures under the caption Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations on page 87 of Amendment No. 2 and in Note 19, Other Transactions with Related Parties, of Old Carco’s consolidated financial statements on page 306 of Amendment No. 2.

56.	We note your disclosure indicating that on April 17, 2009, you, Holding, and Daimler signed a binding agreement related to the settlement of a majority of the outstanding tax issues between the parties and that under the agreement, Daimler would have no indemnity obligations to the company or Holding for taxes other than for those associated with Canadian income tax disputes between the company and the CAR for taxable periods ending on or before August 3, 2007, various IRS audit issue obligations arising prior to August 3, 2007 and other less significant Daimler tax obligations. We also note that on June 3, 2009 you and certain of your subsidiaries entered into an agreement with Holding and Daimler which modified certain terms of the prior agreement and the related indemnity by Daimler. Please tell us and revise Note 19 to explain the significant terms of the agreement entered into on June 3, 2009 which modified the prior agreement with Daimler. Also, please tell us and explain in Note 19 how you calculated or determined the $196 million gain that was recognized as a result of this modification.

Response:

In response to the Staff’s comment, the Company has revised the disclosures under the caption Item 2. Financial Information – Management’s Discussion and Analysis of Financial Condition and Results of Operations – Results of Operations – Period from January 1, 2009 to June 9, 2009 compared to the Year

Securities and Exchange Commission

April 6, 2011

Ended December 31, 2008 – Old Carco – Income Tax (Benefit) Expense on page 89, Note 14, Income Taxes on page 284 and Note 19, Other Transactions with Related Parties on pages 306–307 of Amendment No. 2 to describe the specific terms of the agreement, including the modifications to the agreement and the resulting reduction in tax expense.

57.	We note your disclosure that on April 17, 2009 you signed a binding agreement related to the settlement of certain trade receivables and payables resulting in a net payment of $140 million by the company to Daimler, as well as the transfer of all membership interests of MBTech Autodie LLC from Daimler to you. Please tell us how you accounted for this transaction, and tell us the amount of any gain or loss that was recognized. Also, tell us how you determined the value of the membership interest of MBTech Autodie that was received from Daimler and how you account for that investment in your financial statements.

Response:

The Company respectfully advises the Staff that of the net payment of $140 million referred to in the above comment, $130 million was paid to settle trade receivables and payables at their face value of $25 million and $155 million, respectively, resulting in no gain or loss. The remaining $10 million was paid for the transfer of the membership interests of MBTech Autodie LLC, which was accounted for as a business combination. The value of the membership interest was the fair value of the net assets acquired. MBTech Autodie was subsequently consolidated by Old Carco. Given the immateriality of this transaction and its impact on Old Carco’s results of operations and financial condition, the Company concluded that no additional disclosure was necessary.

58.	We note that in 2009 Daimler agreed to make three equal cash payments to the company totaling $600 million to fund contributions to your pension plans over the next three years and you recognized a $600 million gain related to this settlement during the period from January 1, 2009 to June 9, 2009. Please explain to us how this gain was calculated. As part of your response, please tell us how Daimler’s 19.9% ownership interest in Holding was determined or calculated at the time of the Daimler Settlement and explain how the redemption of the ownership interest and settlement of the $22 million receivable was considered in the calculation of the $600 million gain. Also, please explain to us why you did not recognize this gain as part of Reorganization Expenses, Net on the face of the statement of operations.

Securities and Exchange Commission

April 6, 2011

Response:

The Company respectfully advises the Staff that the purpose of the agreement with Daimler was to settle various claims between Daimler; Old Carco; Holding; Cerberus and the PBGC. While the $600 million receivable to fund pension contributions and the redemption of Daimler’s 19.9 percent ownership interest were included within the same settlement agreement, the transactions were accounted for separately. The redemption of Daimler’s ownership interests was not included in the determination of the gain related to the pension fund contribution receivable.

On June 5, 2009, Old Carco recorded a gain and a receivable for the entire amount due from Daimler, $600 million, which Daimler agreed to pay to Old Carco in exchange for a reduction of Daimler’s contingent liability to the PBGC. The gain was not included as part of bankruptcy reorganization expenses as it was contemplated prior to the bankruptcy and was driven by funding concerns from the PBGC, rather than being directly attributable to the bankruptcy.

Separately, Holding redeemed Daimler’s 19.9 percent ownership interest in exchange for the settlement of various claims between Daimler and Holding, which was effected at Holding with no impact on Old Carco’s consolidated financial statements. The Company included this disclosure in Old Carco’s financial statements in an attempt to provide more complete disclosure of the multi-party settlement agreement. In response to the Staff’s comment, the Company has modified the disclosures in Note 1, Background and Nature of Operations and Note 19, Other Transactions with Related Parties, in Old Carco’s consolidated financial statements on pages 254 and 307, respectively, of Amendment No. 2 to clarify that this transaction did not impact Old Carco’s consolidated financial statements.

Transactions in accordance with the MAFA and other Agreements, page 288

59.	We note your disclosure that on May 6, 2009 you entered into an agreement in which you agreed to transfer $500 million of cash collateral and a $1 billion note receivable to Chrysler Financial in exchange for a reduction of Chrysler Financial’s pre-petition claims and as a result the company recognized a loss of $1 billion which is included in Reorganization Expenses, Net on the statement of operations. Please explain to us and revise Note 19 to explain how you calculated or determined the amount of the loss recognized. As part of your response, please describe the nature and amount of Chrysler Financial’s pre-petition claims and explain how both the $500 million of cash collateral and the $1.0 billion note receivable transferred to Chrysler Financial were considered in calculating the $1.0 billion loss recognized.

Securities and Exchange Commission

April 6, 2011

Response:

Under the agreement, Chrysler Financial agreed to reduce potential claims against Old Carco under lease vehicle residual loss sharing and rate subvention agreements with Old Carco. In addition, Chrysler Financial waived any provisions in the MAFA or its loan agreements with Old Carco’s dealers that would have been breached by arrangements between Old Carco or its dealers and Ally, which provisions may have restricted Chrysler Group’s ability to assume dealer agreements with those dealers and operate the assets acquired from Old Carco as a viable business. The approximately $1 billion loss represented the cash collateral and note receivable, including accrued interest, transferred to Chrysler Financial less the value of the potential claims against Old Carco under lease vehicle residual loss sharing and rate subvention agreements. In response to the Staff’s comment, the Company has modified the disclosure in Note 19, Other Transactions with Related Parties, in Old Carco’s consolidated financial statements on page 310 of Amendment No. 2 to clarify how the $1 billion loss was calculated.

Exhibits, page 308

Exhibit 10.25

60.	We note that you have incorporated by reference Exhibit 10.25, which includes redactions pursuant to a confidential treatment request by Ally Financial. Please note that you may not incorporate by reference to exhibits filed by another party subject to a confidential treatment request. Please file the exhibit with your next amendment and submit an application for confidential treatment of the redacted material.

Response:

In response to the Staff’s comment, the Company has revised the exhibit index on page 332 of Amendment No. 2, has filed a redacted version of the Ally agreement, and has, under separate cover, submitted a request to the Commission for confidential treatment of the redacted portions of this agreement.

*        *        *

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

Securities and Exchange Commission

April 6, 2011

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or under the federal securities laws of the United States.

    Any questions or comments with respect to the Registration Statement may be communicated to the undersigned at (212) 558-3109 or by email (millersc@sullcrom.com). Please send copies of any correspondence relating to this filing to Scott D. Miller by email and facsimile (212-291-9109) with the original by mail to Sullivan & Cromwell LLP, 125 Broad Street, New York, New York 10004.

Very truly yours,

/s/ Scott D. Miller Scott D. Miller

cc:	Linda Cvrkel
Claire Erlanger
(Securities and Exchange Commission)

Holly E. Leese, Esq.
Richard K. Palmer
Ronald J. Elder
(Chrysler Group LLC)